SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

telephone (561) 362-9595
facsimile (561) 362-9612
e-mail:  roxanne@swblaw.net

April 6, 2009

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

    Attention:          Rolaine S. Bancroft, Special Counsel
Michelle Lacko, Staff Attorney, Division of Corporation Finance

Re:          Caribbean Villa Catering Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-151840

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filing.  On April 6, 2009 I, on behalf of the Company, received an oral comment from the staff through Michelle Lacko.  The Company has filed Amendment No. 4 to the Registration Statement on Form S-1 which contains revisions in response to the staff’s oral comment.  Following is the Company’s response to such comment; under separate cover the Company is delivering hard copies of such filing marked to show the change and keyed to the staff’s comments.

Risk Factors, page 8

The Relative Lack of Public Company Experience…..page 8

Please revise this risk factor to remove reference to “relative” and separate the risks discussed therein into two separate risk factors.

RESPONSE:  Amendment No. 4 has been revised to provide the requested information.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ Roxanne K. Beilly

Cc:           Mr. Robert Seeley